Exhibit 99.1

Sandstorm Gold Announces Record Gold Sales and Revenue in Fourth Quarter 2013

VANCOUVER, March 11, 2014 /CNW/ - Sandstorm Gold Ltd. ("Sandstorm" or the "Company") (NYSE MKT: SAND, TSX: SSL) has released its unaudited results for the fourth quarter and year ended December 31, 2013 (all figures in U.S. dollars).

Fourth Quarter Highlights (3 Months)

•	Record gold sales of 10,523 ounces, excluding Premier Royalty Inc.'s ("Premier Royalty") attributable ounces.
•	Record revenue of $15.8 million.
•	Average cash cost per ounce[1] of $407 resulting in cash operating margins[1] of $863 per ounce.
•	Operating cash flow of $8.1 million.
•	Net loss of $39.9 million primarily due to a non-cash impairment charge of $52.2 million relating to the Serra Pelada Gold Stream.

2013 Highlights (12 Months)

•	Record gold sales of 36,146 ounces, excluding Premier Royalty's attributable ounces.
•	Record revenue of $59.8 million.
•	Operating cash flow of $32.2 million.
•	Average cash cost per ounce[1] of $420 resulting in cash operating margins[1] of $981.
•	Net loss of $74.6 million.
•	Acquired all of the outstanding common shares of Premier Royalty.
•	Completed a $10 million loan to Luna Gold Corp. ("Luna") in accordance with a previously announced commitment to issue a non-revolving loan facility to Luna.
•	Acquired a 1.0% net smelter returns royalty ("NSR") on the Paul Isnard gold project located in French Guiana and owned by Columbus Gold Corporation.
•	Acquired a 1.2% precious metal NSR on the Prairie Creek project located in the Northwest Territories, Canada from Canadian Zinc Corporation.
•	Amended the previously announced gold stream with Mutiny Gold Ltd. to a 2.6% gold stream on the Deflector mine.
•	Entered into a streaming agreement with Entrée Gold Inc. to purchase 25.7% and 33.8% of Entrée's 20% share of the gold and silver produced from the Heruga and Hugo North Extension deposits in Mongolia.

Sandstorm President & CEO Nolan Watson commented, "Amidst a challenging gold price environment in 2013, our streaming partners demonstrated the economic strength of their mining operations as the average all-in cost of the mines underlying our four key streams was close to $1,000 per ounce by the end of the year." Watson added, "Our focus is building shareholder value by growing and diversifying our production base and cash flow through the acquisition of streams and royalties."

Outlook

Based on the existing gold streams and including attributable production relating to the Company's NSRs, forecasted 2014 attributable production is between 40,000 to 50,000 gold equivalent ounces, increasing to approximately 60,000 of gold equivalent ounces per annum by 2016. This growth is largely driven by the Company's portfolio of gold streams with mines, most of which are either currently producing or expected to commence production by 2015.

Webcast and Conference Call Details

A conference call will be held on Tuesday, March 11, 2014 starting at 8:30am PDT to further discuss the fourth quarter and annual results. To participate in the conference call use the dial-in numbers below. It is recommended that participants dial in five minutes prior to the commencement of the conference call. To access an audio webcast of the conference call, use the following URL: www.snwebcastcenter.com/webcast/sandstorm-gold/20140311/site. The webcast will also be available on the Sandstorm website.

Local/International: 647-788-4916
North American Toll-Free: 877-214-4966

Sandstorm's Management's Discussion and Analysis (MD&A) and Financial Statements for the fourth quarter and annual results will be accessible on the Company's website and on SEDAR at www.sedar.com. The Company has also completed a Form 40-F filing with the SEC that will be accessible on EDGAR at www.sec.gov/edgar.shtml.  Shareholders can request a hard copy of the MD&A and Financial Statements by emailing info@sandstormltd.com.

Note 1: Sandstorm has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS) including average cash cost per ounce of gold and cash operating margin. Average cash cost per ounce of gold is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Cash operating margin is calculated by subtracting the average cash cost per ounce of gold from the average realized selling price per ounce of gold. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold streaming company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives a gold streaming agreement. This agreement gives Sandstorm the right to purchase a percentage of the gold produced from a mine, for the life of the mine, at a fixed price per ounce. Sandstorm has acquired a portfolio of eight gold streams and twenty-seven gold royalties, thirteen of which are producing gold. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold streams.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold stream agreements with Entrée Gold Inc., Luna Gold Corp., Metanor Resources Inc., Mutiny Gold Ltd., Primero Mining Corp., Rambler Metals and Mining plc., Santa Fe Gold Corp., and SilverCrest Mines Inc.

For more information visit: www.sandstormgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Ltd. ("Sandstorm"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production.  Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements.  Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions,  the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm"  in Sandstorm's annual report for the financial year ended December 31, 2013 available at www.sedar.com.  Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Sandstorm does not undertake to update any forward looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

SOURCE: Sandstorm Gold Ltd.

%CIK: 0001434614

For further information:

Sandstorm Gold Ltd.
Erfan Kazemi, Chief Financial Officer
(604) 689-0234

Denver Harris, Investor Relations Contact
(604) 628-1178

CO: Sandstorm Gold Ltd.

CNW 08:53e 11-MAR-14